Exhibit 99.5

Translation for Informational Purposes Only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE CORPORATE PRACTICES COMMITTEE

Fiscal Year of 2025

Dear shareholders and members of the board of directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V.:

The undersigned in my character of chairman of the corporate practices committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), and according to the provisions of article 43 of the Securities Market Law, hereby submit the annual report of the committee presided by the undersigned during the fiscal year ended on December 31st, 2025.

During the fiscal year ended on December 31st, 2025, the committee was comprised as follows:

Member	Title	Character
Francisco Javier Mancera de Arrigunaga	President	Independent Board Member
Oscar Francisco Cázares Elias	Member	Independent Board Member
José Guillermo Zozaya Delano	Member	Independent Board Member
José Antonio Pujals Fuentes	Member	Independent Board Member
Lorenzo Manuel Berho Corona	Permanent Invitee	Executive Chairman of the Board

The activities of the corporate practices committee during the fiscal year of 2025 were performed according to the provisions of the Securities Market Law, the General Provisions Applicable to the Issuers and other Participants in the Market, the code of principles and best practices of corporate governance, and other laws, regulations and rules applicable to the Company.

During the fiscal year ended on December 31st, 2025, the corporate practices committee adopted resolutions on: (i) January 17th, 2025 and (iii) September 29th 2025.

The relevant matters attended and with respect to which this corporate practice committee issued a resolution and/or a recommendation to the board of directors of the Company, were the following:

I.	Analysis of the operating mechanism of Vesta's Long-Term Plan, for the period 2024-2028

II.	Compensation for 2025 for the executive chairman of the board of directors.

III.	Compensation for 2025 and 2026 for the CEO

IV.	Executive Compensation within the LTI Plan by 2025

V.	Grant of powers of attorney to amend the trust agreement of the Vesta Long-Term Plan.

VI.	Review of Compliance area report.

During the fiscal year ended on December 31st, 2025, the committee did not receive any notice of transactions with parties related to the executives of the Company, nor did grant any waiver for the executives of the Company to benefit from business opportunities corresponding to the Company.

Mexico City, January 22nd, 2026.

/S/

Javier Mancera Arrigunaga

Chairman of the Corporate Practices Committee of

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

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